VIA EDGAR

May 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Neptune Wellness Solutions Inc.

Registration Statement on Form S-1 Filed on April 24, 2023

File No. 333-271403

Acceleration Request

Requested Date: May 10, 2023

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as Lead Placement Agent, hereby joins Neptune Wellness Solutions Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-271403) (the “Registration Statement”), to become effective on the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Troutman Pepper Hamilton Sanders LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated May 10, 2023, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Lead Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP by email at thomas.rose@troutman.com or at 757/687-7715. Thank you for your assistance.

Very truly yours, A.G.P./ALLIANCE GLOBAL PARTNERS
/s/ Benjamin Park
Benjamin Park
General Counsel
NEPTUNE WELLNESS SOLUTIONS INC.
/s/ Ray Silcock
Ray Silcock
Chief Financial Officer